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                                   FORM 8-A/A

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 Amendment No. 1

                           Epicor Software Corporation
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             (Exact name of Registrant as specified in its charter)

              Delaware                                         33-0277592
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(State of incorporation or organization                  (IRS Employer I.D. No.)

                        195 Technology Drive, Irvine, California 92618-2402

                                   (Address of principal executive offices)


If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [x]

Securities Act registration statement file number to which this form relates (if applicable): Not applicable.

Securities to be registered pursuant to Section 12(b) of the Act:

                                      None
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                                (Title of Class)

Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Stock Purchase Rights
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        This Amendment No. 1 is being filed by Epicor Software Corporation to amend and restate Item 1 and Exhibit B and C filed under Item 2 of the form 8-A originally filed on April 14, 1994.

ITEM 1. DESCRIPTION OF SECURITIES TO BE REGISTERED.

                Item 1 is hereby amended and restated in its entirety as follows:

                Epicor Software Corporation ("Epicor" or the "Company") is party to that certain Preferred Stock Rights Agreement, dated April 1, 1994, by and between the Company and Mellon Investor Services LLC (the "Rights Agent"), as successor to First Interstate Bank of California (the "Prior Agreement"). On October 30, 2001, pursuant to Section 27 of the Prior Agreement, the Company's Board of Directors agreed to restate the dividend it had declared under the Prior Agreement in an Amended and Restated Preferred Stock Rights Agreement (the "Rights Agreement"), dated November 13, 2001. Under the Rights Agreement, the Company's Board of Directors amended the Prior Agreement to provide, among other things, that each Right entitles the holder to purchase from the Company one one-hundredths of a share of preferred stock for $ 8.00 and that the Rights will become exercisable ten days after a person or group announces acquisition of 15% or more of the Company's Common Stock or ten days after the commencement of a tender offer that would result in ownership of the offeror of 15% or more of the Company's Common Stock (unless the Rights are redeemed by the Company).

                The following summary of the principal terms of the Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Rights Agreement. A copy of the Rights Agreement is attached as Exhibit 4.2 to this Registration Statement and is incorporated herein by reference.

        RIGHTS EVIDENCED BY COMMON SHARE CERTIFICATES

                The Rights will not be exercisable until the Distribution Date (defined below). Certificates for the Rights ("Rights Certificates") will not be sent to shareholders and the Rights will attach to and trade only together with the Common Shares. Accordingly, Common Share certificates outstanding on the Record Date will evidence the Rights related thereto, and Common Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares, outstanding as of the Record Date, even without notation or a copy of the Summary of Rights being attached thereto, also will constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

        DISTRIBUTION DATE

                The Rights will be separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of (a) the tenth day (or such later date as may be determined by the Company's Board of Directors) after a person or group of affiliated or associated persons ("Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Common Shares then outstanding or (b) the tenth day (or such later date as may be determined by the Company's Board of Directors) after a person or group announces a tender or exchange offer, the consummation of which would result in ownership by


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        a person or group of 15% or more of the Company's then outstanding
        Common Shares. The earlier of such dates is referred to as the "Distribution Date."

        ISSUANCE OF RIGHTS CERTIFICATES; EXPIRATION OF RIGHTS

                As soon as practicable following the Distribution Date, a Rights Certificate will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificate alone will evidence the Rights from and after the Distribution Date. The Rights will expire on the earliest of (i) November 13, 2011, (the "Final Expiration Date"), or (ii) redemption or exchange of the Rights as described below.

        INITIAL EXERCISE OF THE RIGHTS

                Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of the Purchase Price, one one-hundredth share of the Series A Junior Participating Preferred Stock. In the event that the Company does not have sufficient Series A Junior Participating Preferred Stock available for all Rights to be exercised, or the Board decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the Series A Junior Participating Preferred Stock for which the Rights would have been exercisable under this provision or as described below.

        RIGHT TO BUY COMPANY COMMON SHARES

                Unless the Rights are earlier redeemed, in the event that an Acquiring Person obtains 15% or more of the Company's then outstanding Common Shares, then each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Shares having a value equal to two times the Purchase Price. Rights are not exercisable following the occurrence of an event as described above until such time as the Rights are no longer redeemable by the Company as set forth below.

        RIGHT TO BUY ACQUIRING COMPANY STOCK

                Similarly, unless the Rights are earlier redeemed, in the event that, after an Acquiring Person obtains 15% or more of the Company's then outstanding Common Shares (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price.

        EXCHANGE PROVISION

                At any time after an Acquiring Person obtains 15% or more of the Company's then outstanding Common Shares and prior to the acquisition by such Acquiring Person of 50% or more of the Company's outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right.


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        REDEMPTION

                At any time on or prior to the Close of Business on the earlier of (i) the fifth day following the attainment of 15% or more of the Company's then outstanding Common Shares by an Acquiring Person or such later date as may be determined by action of the Company's Board of Directors and publicly announced by the Company, or (ii) the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right.

        ADJUSTMENTS TO PREVENT DILUTION

                The Purchase Price payable, the number of Rights, and the number of Series A Junior Participating Preferred or Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

        CASH PAID INSTEAD OF ISSUING FRACTIONAL SHARES

                No fractional Common Shares will be issued upon exercise of a Right and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.

        NO SHAREHOLDERS' RIGHTS PRIOR TO EXERCISE

                Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company (other than any rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

        AMENDMENT OF RIGHTS AGREEMENT

                The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the Rights holders on or prior to the Distribution Date; thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the Rights holders in order to cure any ambiguities or to make changes which do not adversely affect the interests of Rights holders (other than the Acquiring Person).

        RIGHTS AND PREFERENCES OF THE SERIES A JUNIOR PARTICIPATING PREFERRED

                Each one one-hundredth of a share of Series A Junior Participating Preferred has rights and preferences substantially equivalent to those of one Common Share.

        NO VOTING RIGHTS

                Rights will not have any voting rights.

        CERTAIN ANTI-TAKEOVER EFFECTS

                The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquirer to take over the Company in a manner or on terms not approved by the Board of Directors.


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        Takeover attempts frequently include coercive tactics to deprive the
        Company's Board of Directors and its shareholders of any real opportunity to determine the destiny of the Company. The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation of shares in the open market of 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all shareholders equally. These tactics unfairly pressure shareholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

                The Rights are not intended to prevent a takeover of the Company and will not do so. Subject to the restrictions described above, the Rights may be redeemed by the Company at $0.001 per Right at any time prior to the Distribution Date. Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.

                However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

                Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its shareholders, and will not change the way in which the Company's shares are presently traded. The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

ITEM 2.        EXHIBITS

   3.1    Second Restated Certificate of Incorporation of the Company.(1)

   3.2    Certificate of Amendment to Second Restated Certificate of
          Incorporation of the Company.(2)

   3.4    Amended and Restated Bylaws of the Company, as amended October 30,
          2001.

   4.1    Certificate of Designation of Rights, Preferences and Privileges of
          Series A Junior Participating Preferred Stock.(3)

   4.2    Amended and Restated Preferred Stock Rights Agreement, dated as of
          November 13, 2001, between Epicor Software Corporation and Mellon
          Investor Services LLC, including the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A and B, respectively.


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(1) Incorporated by reference to the referenced exhibit number to the Company's
    Registration Statement on Form S-1, Reg. No. 33-57294.

(2) Incorporated by reference to the referenced exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996.

(3) Incorporated by reference to the referenced exhibit to the Company's Registration Statement on Form 8-A, dated April 14, 1994.


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                                    SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 21, 2001                     Epicor Software Corporation

                                            By: /s/ Lee Kim
                                               ---------------------------------
                                               Lee Kim
                                               Chief Financial Officer




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                                 EXHIBIT INDEX

          EXHIBITS
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
   3.1    Second Restated Certificate of Incorporation of the Company.(1)

   3.2    Certificate of Amendment to Second Restated Certificate of
          Incorporation of the Company.(2)

   3.4    Amended and Restated Bylaws of the Company, as amended October 30,
          2001.

   4.1    Certificate of Designation of Rights, Preferences and Privileges of
          Series A Junior Participating Preferred Stock.(3)

   4.2    Amended and Restated Preferred Stock Rights Agreement, dated as of
          November 13, 2001, between Epicor Software Corporation and Mellon
          Investor Services LLC, including the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A and B, respectively.


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(1) Incorporated by reference to the referenced exhibit number to the Company's
    Registration Statement on Form S-1, Reg. No. 33-57294.

(2) Incorporated by reference to the referenced exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996.

(3) Incorporated by reference to the referenced exhibit to the Company's Registration Statement on Form 8-A, dated April 14, 1994.